============================================================


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 3)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY

                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000

        ============================================================

                                SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and
        Agreements.

     On November 30, 2000, Parent's financial advisor, Morgan Stanley, telephoned Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, to discuss the Offer. Goldman Sachs declined to discuss the Offer in detail.

     On December 1, 2000, Mr. Rogel telephoned Mr. McDougall to express Parent's desire to meet and negotiate a business combination. Mr. McDougall declined Mr. Rogel's invitation to meet. Also on that day, Mr. Rogel telephoned Mr. Robert M. Smelick, a member of the Company Board, to express Parent's desire to meet and negotiate a business combination. Mr. Smelick did not return Mr. Rogel's call.

     On December 12, 2000, the Company announced that the Company Board had recommended that holders of Shares reject the Offer. The full text of a press release issued by Parent on December 12, 2000, is filed as Exhibit
(a)(5)(B) hereto.

Item 11. Additional Information.

     On December 12, 2000, Parent filed amended information with the Commission pursuant to Rule 14a-12 regarding individuals who may be participants in the solicitation of proxies of shareholders of the Company.

Item 12. Exhibits.

(a)(5)(B)    Press  release  issued  by  Weyerhaeuser  Company,  dated
             December 12, 2000.

                                 SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                           COMPANY HOLDINGS, INC.,

                                             by

                                                 /s/ STEVEN R. ROGEL
                                                 --------------------------
                                                 Name:  Steven R. Rogel
                                                 Title: President

                                           WEYERHAEUSER COMPANY,

                                             by

                                                 /s/ STEVEN R. ROGEL
                                                 --------------------------
                                                 Name:  Steven R. Rogel
                                                 Title: President and Chief
                                                        Executive Officer

     Dated: December 12, 2000

                               EXHIBIT INDEX

Exhibit No.      Description
----------       -----------

(a)(5)(B) Press release issued by Weyerhaeuser Company, dated December 12, 2000.

                                                          Exhibit (a)(5)(B)

                                                               News Release
                                                     [Weyerhaeuser Company logo]

For Immediate Release

             WEYERHAEUSER COMPANY DISAPPOINTED WITH WILLAMETTE
           INDUSTRIES, INC.'S REJECTION OF ITS CASH TENDER OFFER

FEDERAL WAY, Wash., December 12, 2000 - Weyerhaeuser Company (NYSE: WY) today issued the following statement in response to Willamette Industries' (NYSE: WLL) announcement that its Board of Directors has recommended that its shareholders reject Weyerhaeuser's cash tender offer to acquire all of Willamette's outstanding common stock for $48 per share.

Weyerhaeuser stated, "We are disappointed that the Willamette board has rejected our all cash tender offer and continues to refuse to negotiate with us. Despite the fact that our offer would provide Willamette shareholders with a substantial premium, Willamette has given no indication as to how they would create value for shareholders that comes close to the value created by our offer. The employees and other constituencies of both companies would also benefit from the enhanced strength of the combined company.

"It is unfortunate that despite our repeated attempts to begin meaningful discussions, the only concrete action the Willamette board has taken since the announcement of our offer is to expand its 'golden parachute' severance packages. We urge Willamette shareholders to tender their shares and send a message to the board and management of Willamette - this transaction is too compelling to ignore and Willamette's delaying tactics are only costing Willamette shareholders money.

"We believe that our current estimate of $300 million in synergies is realistic and achievable. If Willamette's management believes that there are greater synergies inherent in the proposed transaction, rather than confuse shareholders with irrelevant numbers, they should discuss with us what is real.

"Weyerhaeuser believes in the importance of listening to what constituents are saying. Willamette should do the same - listen to its shareholders and negotiate a transaction with Weyerhaeuser."

Weyerhaeuser also announced that it has commenced litigation against Willamette in the Oregon Circuit Court for Multnomah County. By letter dated November 29, Weyerhaeuser exercised its legal right to demand inspection of Willamette's shareholder lists, books and records. The suit results from Willamette's failure to provide Weyerhaeuser with materials in response to that request, as required by law.

                                   -more-

As previously announced on November 29, 2000, the tender offer and withdrawal rights are scheduled to expire at 12:00 midnight E.S.T., January 4, 2001, unless extended.

Morgan Stanley Dean Witter is acting as Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 1999, sales were $12.3 billion. It has offices or operations in 13 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at http://www.weyerhaeuser.com.

FORWARD-LOOKING STATEMENTS


This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 4, 2001. CHI may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of CHI's tender offer statement, are satisfied. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Investors and security holders are urged to read any proxy statement regarding the proposed business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, each such proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.


                                   -more-

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of shareholders of Willamette by Weyerhaeuser and CHI is available in a filing made by Weyerhaeuser with the Commission pursuant to Rule 14a-12 on December 12, 2000.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at http://www.weyerhaeuser.com.

Weyerhaeuser contacts:


Analysts                                               Media
Kathryn McAuley     Joele Frank / Jeremy Zweig         Bruce Amundson
Weyerhaeuser        Joele Frank, Wilkinson             Weyerhaeuser
(253) 924-2058      Brimmer Katcher                    (253) 924-3047
                    (212) 355-4449